UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                               ROLLINS, INC.
                             (Name of Issuer)

                         Common Stock, $1.00 Par Value
                      (Title of Class of Securities)

                                775711 10 4
                              (CUSIP Number)

      Robert P. Finch, 2800 One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3400, (404) 873-8616
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

11/9/93, 11/11/93, 12/6/93, 12/9/93, 12/30/93, 12/31/93, 1/3/94,
11/10/94, 11/11/94, 11/23/94, 12/1/94, 12/30/94, 12/31/94,
1/3/95, 11/14/95, 11/15/95, 11/17/95

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person

          R. Randall Rollins

2  Check the Appropriate Box if a Member of a Group

     (a)
     (b)

3  SEC Use Only

4  Source of Funds

                             00

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(E)

6  Citizenship or Place of Organization

                         United States
7  Sole Voting Power

                            153,208

8  Shared Voting Power

                           13,997,492*


9  Sole Dispositive Power

                             153,208


10  Shared Dispositive Power

                           13,997,492*



11  Aggregate Amount Beneficially Owned by Each Reporting Person

                            14,150,700*

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13 Percent of Class Represented by Amount in Row (11)

                           39.5 percent*

14 Type of Reporting Person

                                IN

                    SEE INSTRUCTIONS BEFORE FILLING OUT

* Does not include 55,003** shares of the Company held by his wife. Includes 1,080,000** shares owned by the May Partnership, a limited partnership in which Mr. Rollins is a limited partner. Mr. Rollins is an officer, director and stockholder of Rollins Holding Company, Inc., the corporation which is the sole general partner of the May Partnership. Includes 343,004** shares held only as Trustee, Guardian or Custodian for his children and grandchildren, or as Custodian for the children of his brother, Gary W. Rollins. Includes 1,407,200** shares of the Company held by trusts and charitable foundations of which he is Co-Trustee and as to which he shares voting and investment power. Includes 748,288 shares of the Company held by the Estate of
     O. Wayne Rollins of which his is Co-Executor and Co-Trustee and as to which he shares voting and investment power. Includes 10,419,000 shares owned by LOR, Inc., a Georgia corporation of which Mr. Rollins is an officer, director, and owner of 50% of the voting stock.

** Mr. Rollins disclaims any beneficial interest in these holdings.

1   Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person

          Gary W. Rollins

2  Check the Appropriate Box if a Member of a Group

         (a)
         (b)

3  SEC Use Only


4  Source of Funds

                 00

5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(E)


6  Citizenship or Place of Organization

                  United States

7  Sole Voting Power

                      492,705

8  Shared Voting Power

                     13,856,114*

9  Sole Dispositive Power

                        492,705

10  Shared Dispositive Power

                     13,856,114*

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                     14,348,819*

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13  Percent of Class Represented by Amount in Row (11)

                          40.1 percent*

14  Type of Reporting Person

                               IN

                 SEE INSTRUCTIONS BEFORE FILLING OUT

* Does not include 59,754** shares of the Company held by his wife. Includes 1,080,000** shares owned by the May Partnership, a limited partnership in which Mr. Rollins is a limited partner. Mr. Rollins is an officer, director and stockholder of Rollins Holding Company, Inc., the corporation which is the sole general partner of the May Partnership. Includes 235,226** shares held as Custodian for Randall Rollins' grandchildren. Includes 1,373,600** shares of the Company held by trusts and charitable foundations of which he is Co-Trustee and as to which he shares voting and investment power. Includes 748,288 shares of the Company held by the Estate of O. Wayne Rollins of which his is Co-Executor and Co-Trustee and as to which he shares voting and investment power. Includes 10,419,000 shares owned by LOR, Inc., a Georgia corporation of which Mr. Rollins is an officer, director, and owner of 50% of the voting stock.

** Mr. Rollins disclaims any beneficial interest in these holdings.



Item 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, $1.00 par value, of Rollins, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at:

          2170 Piedmont Road, N.E.
          Atlanta, Georgia   30324


Item 2.   IDENTITY AND BACKGROUND

     1. (a) R. Randall Rollins is a person filing this statement.

          (b)  2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (c) Chairman of the Board and Chief Executive Officer of RPC, Inc., engaged in the business of oil and gas field services and boat manufacturing, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. Chairman of the Board and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control, home security, lawn care and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (d)  None.

          (e)  None.

          (f)  United States.


     2.   (a)  Gary W. Rollins is a person filing this statement.

          (b)  2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (c) President and Chief Operating Officer of Rollins, Inc., engaged in the provision of pest-control, home security, lawn care and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (d)  None.

          (e)  None.

          (f)  United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See Exhibit B, attached hereto and incorporated herein by this reference. Shares were acquired in gift transactions. No consideration was given for the shares.


Item 4.   PURPOSE OF TRANSACTION

     See Item 3, above. The transactions were effected as gifts or for estate planning purposes. The 11/9/93; 12/6/93; and 1/3/95 transfers were for the purpose of terminating custodianships and trusts for minor children. The reporting persons currently intend to hold the shares for investment.

          (a) - (j) None.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) R. Randall Rollins owns an aggregate of 153,208 shares of Company Common Stock (or 0.4% of outstanding Company Common Stock) in his own name. Given his respective interest in LOR as an officer, director, and 50% shareholder thereof, R. Randall Rollins has shared voting and dispositive power with respect to 10,419,000 Shares; as Co-Executor and Co-Trustee of the Estate (with the power to control the Estate in its entirety), he has shared voting and dispositive power with respect to 748,288 Shares; as Co-Trustee of trusts and charitable foundations he has shared voting and dispositive power with respect to 1,407,200 Shares; as an officer, director and stockholder of Rollins Holding Company, Inc., the corporation which is the sole general partner of the May Partnership, he has shared voting and dispositive power with respect to 1,080,000 Shares; and as Trustee, Guardian or Custodian for his children and grandchildren, or as Custodian for the children of his brother, Gary W. Rollins, he has shared voting and dispositive power with respect to 343,004 Shares; such that, cumulatively, R. Randall Rollins has voting and dispositive power with respect to 14,150,703 of the Shares (or 39.5% of outstanding Company Common Stock). Gary W. Rollins owns an aggregate of 492,705 shares of Company Common Stock (or 1.4% of outstanding Company Common Stock) in his own name. Given his respective interest in LOR as an officer, director, and 50% shareholder thereof, Gary W. Rollins has shared voting and dispositive power with respect to 10,419,000 Shares; as Co-Executor and Co-Trustee of the Estate (with the power to control the Estate in its entirety), he has shared voting and dispositive power with respect to 748,288 Shares; as Co-Trustee of trusts and charitable foundations, he has shared voting and dispositive power with respect to 1,373,600 Shares; as an officer, director and stockholder of Rollins Holding Company, Inc., the corporation which is the sole general partner of the May Partnership, he has shared voting and dispositive power with respect to 1,080,000 Shares; and as Trustee of Trusts for his minor children, he has shared voting and dispositive power with respect to 235,226 Shares; such that, cumulatively, Gary W. Rollins has voting and dispositive power with respect to 14,348,819 of the Shares (or 40.1% of outstanding Company Common Stock).

          (c) Transactions subsequent to September 7, 1993, are listed on Exhibit B attached hereto and incorporated herein by this reference. All transactions were effected in Atlanta, Georgia, and involved gifts or transfers for which no consideration was given and, thus, no price is listed on Exhibit B.

          (d)  None.

          (e)  Not Applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          (a) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

          (b) List of transactions subsequent to September 7, 1993, in the Company's Shares by R. Randall Rollins and Gary W.
Rollins.


Signature.

     After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


R. Randall Rollins                                   2/8/96
-----------------------------                   ----------------
R. Randall Rollins                                    Date

Gary W. Rollins                                      2/7/96
-----------------------------                   ----------------
Gary W. Rollins                                        Date



                                 EXHIBIT A


     The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Rollins, Inc. is being filed on behalf of each of the undersigned.


R. Randall Rollins                                2/8/96
------------------------                     ------------------
R. Randall Rollins                                 Date


Gary W. Rollins                                   2/7/96
------------------------                     ------------------
Gary W. Rollins                                    Date



                                 EXHIBIT B

                          SUMMARY OF TRANSACTIONS

A.   RANDALL ROLLINS ("RRR"):

        DATE            # SHARES        A/D(1)  DESCRIPTION

1.      11/9/93         86,415          D       Shares transferred out of
                                                trust of which RRR is
                                                Co-Trustee to the
                                                beneficiary of the trusts.

2.      11/11/93        420             A       Gift by Mrs. O. Wayne
                                                Rollins ("OWR") to RRR

3.      11/11/93        1,680           A       Gift by GWR to RRR as
                                                custodian for minor
                                                children.

4.      11/11/93        840             A       Gifts by Mrs. OWR to RRR as
                                                custodian for two of GWR's
                                                minor children

5.      11/11/93        3,780           A       Gifts by Mrs. OWR to RRR as
                                                custodian for minor
                                                grandchildren.

6.      12/9/93         7,580           D       Gifts of his direct shares
                                                to spouse, children, and
                                                grandchildren.

7.      12/9/93         6,822           A       Portion of gifts in
                                                transaction #6 above was to
                                                grandchildren of which RRR
                                                was custodian.

8.      12/30/93        225,000         D       Gift of direct shares to
                                                charitable foundation of
                                                which RRR is Co-Trustee.

9.      12/30/93        225,000         A       Gift of direct shares to
                                                charitable foundation of
                                                which RRR is Co-Trustee.

10.     12/31/93        45,000          A       Gifts by GWR to charitable
                                                foundations of which RRR is
                                                Co-Trustee

11.     1/3/94          198,969         D       Transfer of shares out of
                                                Trusts for RRR's
                                                grandchildren, for which RRR
                                                is Custodian, to GWR as
                                                custodian for minor
                                                grandchildren.

12.     11/10/94        8,338           D       Gifts of his direct shares
                                                to spouse, children and
                                                grandchildren.

13.     11/10/94        1,680           A       Portion of gifts in
                                                transaction #12, above was
                                                to GWR's children of which
                                                RRR was custodian.

14.     11/11/94        420             A       Gift by Mrs. OWR to RRR.

15.     11/11/94        840             A       Gifts by Mrs. OWR to GWR's
                                                children of whom RRR is
                                                custodian.

16.     11/23/94        25,000          D       Distribution from estate of
                                                OWR to Mrs. OWR.

17.     12/1/94         990             D       Gift of direct shares to
                                                spouse and to GWR as
                                                custodian for minor
                                                children.

18.     12/31/94        125,000         A       Gifts by GWR to charitable
                                                foundations of which RRR is
                                                Co-Trustee.

19.     1/3/95          301,662         D       Shares transferred out of
                                                three trusts of which RRR is
                                                Co-Trustee to the
                                                beneficiaries of the trusts.

20.     11/14/95        440             A       Gift by Mrs. OWR to RRR.

21.     11/14/95        440             A       Gift by Mrs. OWR to RRR's
                                                spouse.

22.     11/14/95        880             A       Gift by Mrs. OWR to children
                                                for whom RRR is custodian.

23.     11/14/95        440             A       Gift by Mrs. OWR to trust
                                                for which RRR is trustee.

24.     11/15/95        12,000          D       Gifts by RRR to spouse and
                                                minor children of whom GWR
                                                is custodian

25.     11/15/95        1,000           A       Portion of gift in
                                                transaction #24 above given
                                                to RRR's spouse.

26.     11/17/95        1,950           A       Gifts by GWR to children for
                                                whom RRR is custodian.
--------------------

(1) A = Acquired; D = Disposed of


B.   GARY W. ROLLINS ("GWR"):

        DATE            # SHARES        A/D(2)  DESCRIPTION

1.      11/11/93        5,030           D       Gifts of direct shares to
                                                spouse and children

2.      11/11/93        420             A       Gift by Mrs OWR to GWR


3.      12/6/93         121,912         D       Transfer from trust for
                                                which GWR is trustee to
                                                beneficiary of trust

4.      12/30/93        225,000         A       Gift by RRR to charitable
                                                foundation of which GWR is
                                                Co-Trustee

5.      12/31/93        45,000          D       Gift of direct shares to
                                                charitable foundation of
                                                which GWR is Co-Trustee

6.      12/31/93        45,000          A       Gift of direct shares to
                                                charitable foundation of
                                                which GWR is Co-Trustee

7.      1/3/94          198,969         A       Transfer from trusts for
                                                RRR's grandchildren for
                                                which RRR is custodian to
                                                GWR as custodian for minor
                                                children.

8.      11/10/94        5,040           D       Gift of direct shares to
                                                spouse and children.

9.      11/10/94        7,580           A       Gifts from RRR to GWR as
                                                custodian for RRR's
                                                grandchildren.

10.     11/11/94        420             A       Gift by Mrs. OWR to GWR.

11.     11/11/94        11,937          A       Gifts by Mrs. OWR to GWR as
                                                custodian for minor
                                                children.

12.     11/23/94        25,000          D       Distribution from estate of
                                                OWR to Mrs. OWR.

13.     12/1/94         900             A       Gift from RRR to GWR as
                                                custodian for minor
                                                children.

14.     12/30/94        125,000         D       Gift of direct shares to
                                                charitable foundation for
                                                which GWR is Co-Trustee.

15.     12/30/94        125,000         A       Gifts from GWR to
                                                charitable foundations for
                                                which GWR is Co-Trustee.

16.     11/14/95        440             A       Gift by Mrs. OWR to GWR.

17.     11/14/95        440             A       Gift by Mrs. OWR to GWR's
                                                spouse.

18.     11/14/95        4,840           A       Gift by Mrs. OWR to minor
                                                children of whom GWR is
                                                custodian.

19.     11/15/95        11,000          A       Gift by RRR to
                                                grandchildren of whom GWR
                                                is custodian.

20.     11/17/95        6,825           D       Gift of direct shares to
                                                spouse and children.

21.     11/17/95        975             A       Portion of gift in
                                                transaction #20 above was
                                                to GWR's spouse.

-------------------------

(2)  A = Acquired; D = Disposed of